(Securities Code 7203)
June 14, 2013
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Resolutions Adopted at FY2013 Ordinary General Shareholders’ Meeting

Dear Shareholder,

The reports made and resolutions adopted at the FY2013 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) today are as follows:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2013 (April 1, 2012 through March 31, 2013) and report by Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2013.

Details pertaining to the above were reported.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Payment of a year-end dividend of 60 yen per share was approved as proposed.

The total amount of the annual dividends for the fiscal year ended March 31, 2013 will be 90 yen per share combined with the interim dividend.

Proposed Resolution 2:	Election of 16 Directors

Approved as proposed. The following 16 persons were elected and have assumed their positions as directors:

Takeshi Uchiyamada, Akio Toyoda, Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, Masamoto Maekawa, Mamoru Furuhashi, Yasumori Ihara, Seiichi Sudo, Koei Saga, Kiyotaka Ise, Shigeki Terashi, Yoshimasa Ishii, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan

Proposed Resolution 3:	Partial Amendment of the Articles of Incorporation

Approved as proposed. TMC has made required amendments to the Articles of Incorporation upon establishment of a new provision enabling the conclusion of liability limitation agreements with Outside Directors.

Proposed Resolution 4:	Payment of Executive Bonuses

Approved as proposed. The Directors in office as of the end of FY2013 will be paid a total amount of 428,600,000 yen as executive bonuses.

At the Board of Directors meeting held today after the conclusion of the General Shareholders’ Meeting, 8 persons were elected as directors with special titles and assumed their respective positions.

Chairman of the Board Takeshi Uchiyamada, President Akio Toyoda, Executive Vice Presidents Satoshi Ozawa, Nobuyori Kodaira, Mitsuhisa Kato, Masamoto Maekawa, Yasumori Ihara, and Seiichi Sudo were elected and assumed their positions as representative directors.

The new directors, audit & supervisory board members, senior managing officers, and managing officers are as follows:

Chairman of the Board	Takeshi Uchiyamada	Director	Yoshimasa Ishii
President	Akio Toyoda	Director	Ikuo Uno
Executive Vice President	Satoshi Ozawa	Director	Haruhiko Kato
Executive Vice President	Nobuyori Kodaira	Director	Mark T. Hogan
Executive Vice President	Mitsuhisa Kato	Full-time Audit & Supervisory Board Member	Yoichiro Ichimaru
Executive Vice President	Masamoto Maekawa	Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa
Executive Vice President	Yasumori Ihara	Full-time Audit & Supervisory Board Member	Masahiro Kato
Executive Vice President	Seiichi Sudo	Audit & Supervisory Board Member	Yoichi Morishita
Director	Mamoru Furuhashi	Audit & Supervisory Board Member	Akishige Okada
Director	Kiyotaka Ise	Audit & Supervisory Board Member	Kunihiro Matsuo
Director	Koei Saga	Audit & Supervisory Board Member	Yoko Wake
Director	Shigeki Terashi

Senior Managing Officers

Tadashi Yamashina	Didier Leroy	Hiroyuki Yokoyama	Naoki Miyazaki
Hirofumi Muta	Keiji Masui	Tokuo Fukuichi	Soichiro Okudaira
Shigeru Hayakawa	Hiroji Onishi	Kiyotaka Ise *	Shigeki Terashi *
Hisayuki Inoue	Koei Saga *	James E. Lentz

(Note) The asterisk (*) indicates that the officer doubles as a Director of TMC.

Managing Officers

Yoshihiko Matsuda	Hiroyoshi Yoshiki	Satoshi Ogiso	Tetsuya Otake
Kazuhiro Miyauchi	Kazuhiro Kobayashi	Hayato Shibakawa	Yasuhiko Sato
Satoru Mouri	Kazuo Ohara	Nobuhiko Murakami	Masayoshi Shirayanagi
Osamu Nagata	Satoshi Takae	Karl Schlicht	Mark S. Templin
Takuo Sasaki	Shigeki Tomoyama	Kyoichi Tanada	Tatsuro Ueda
Steve St. Angelo	Riki Inuzuka	Hiroyuki Fukui	Mitsuru Uno
Koichi Sugihara	Shinji Kitada	Toshiro Hidaka
Johan van Zyl	Masahisa Nagata	Koki Konishi
Moritaka Yoshida	Takeshi Numa	Shinya Kotera

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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